SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of July 2003
                                                      -----

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                 Yes __   No ____


Enclosures:

1. Press release dated: July 11, 2003

OTE Group 2nd Annual Investor Day

    ATHENS, Greece--(BUSINESS WIRE)--July 11, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today held its Second Investor Day at the Company's headquarters in Athens.
    Lefteris Antonacopoulos, Chairman and CEO, reviewed the Group's strategy and recent developments. Soula Evans, General Director, Business and Residential Customers Division, focused on the commercial initiatives underway in the domestic fixed-line division, and Evangelos Martigopoulos, CEO of Cosmote, provided an update on the Group's mobile telephony activities in Greece and internationally. George Skarpelis, Executive Vice-Chairman, introduced a session on OTE's international operations, including a presentation on RomTelecom by the Company's CEO, James Hubley, and remarks by Iordanis Aivazis, CFO of OTE Group, who also reviewed the Group's recent financial performance and strategy.
    The Investor Day, attended by Analysts and Investors from around the world, was webcast on the Company's website. Slides used by the various presenters are also available in the Investor Relations section of the website, under www.ote.gr.

    About OTE

    OTE is a provider of public, fixed switched domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.
    Additional Information is also available on http://www.ote.gr.
Email: IRoffice@ote.gr

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003.

    CONTACT: OTE
             Dimitris Tzelepis
             Investor Relations Officer
             Tel: +30 10 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas
             Investor Relations
             Tel: +30 10 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty, London
             +44 20 7936 0400
             or
             Taylor Rafferty, New York
             +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Hellenic Telecommunications Organization S.A.

Date: 11 July 2003              By: /s/ Iordanis Aivazis
                                    --------------------
                              Name: Iordanis Aivazis
                             Title: Chief Financial Officer